UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-23386

(Check One):

☐	Form 10-K and Form 10-KSB	☐	Form 11-K
☐	Form 20-F	☒	Form 10-Q and Form 10-QSB	☐	Form N-SAR

For Period Ended: February 28, 2003

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-KSB
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Read Attached Instructions Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:        CRYO-CELL International, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  3165 McMullen Booth Road Building B

City, State and Zip Code:  Clearwater, Florida 33761

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company’s Quarterly Report on Form 10-QSB for the quarter ended Febraury 28, 2003 cannot be filed within the prescribed time period without unreasonable effort or expense because the Company and it audit committee are reviewing, in conjunction with its new auditor, the recording of revenue associated with the Company’s revenue sharing agreements and annual stem cell storage fees. The Company currently intends to file its Form 10-QSB within five calendar days from the date hereof or as soon as practicable following resolution of the pending revenue recognition issues.

PART IV

OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Jill Taymans	(727) 450-8000
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

Annex A

The Company is currently evaluating certain revenue recognition accounting policies and determining whether or not it will have to restate its financial statements for certain previous periods. Additionally, in the event of such restatement, revenue previously reported by the Company would deferred. The issue, which the Company may be seeking SEC guidance on, could further delay the filing of the Form 10-QSB. If ultimately determined to be necessary, the restatements would possibly reduce revenue and income up to $1.1 million in fiscal 2001 and up to $400,000 in fiscal 2002. In addition there could be a potential additional cumulative liability of up to $5.1 million recorded for fiscal periods 1995 through 2002. The resolution of this issue would not impact the Company’s cash position.

The Company’s revenue for the three months ended February 28, 2003 is currently expected to range between $1.5 million and $1.7 million, subject to resolution of certain revenue recognition accounting policies. The resolution of this issue would not impact the Company’s cash for the period, but may result in the deferral of a portion of storage fee revenue and revenue related to revenue sharing agreements to subsequent periods. The consolidated net loss for the fiscal first quarter is expected to range between ($600,000) and ($1.1 million). The consolidated net income for the period ended February 28, 2002 was previously reported as $46,642 and may be revised to a net loss of approximately ($25,000) to the extent any amendments to the Company’s previously filed reports are necessary.

CRYO-CELL International, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 14, 2003	By:	/s/ MERCEDES WALTON
Mercedes Walton
Title: Chief Executive Officer

Instruction.    The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.    This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.    Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.    Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.